Exhibit 99.5

Vision Marine Technologies Inc. to raise approximately $2 million

MONTREAL, July 31, 2023 (GLOBE NEWSWIRE) -- Vision Marine Technologies Inc. (NASDAQ: VMAR) (“Vision Marine” or the “Company”), a global leader and innovator within the performance electric recreational boating industry, today announced that it has entered into a definitive agreement with investors for the issuance and sale of 493,832 of its common shares for a price of $4.05 per share, for gross proceeds of approximately $2 million, in a registered direct offering.

Additionally, Vision Marine will issue to the investors in a concurrent private placement, warrants to purchase up to 493,832 common shares, which represents 100% of the number of common shares issued in the registered direct offering. The warrants will have an exercise price of $4.05 per share, will be exercisable six (6) months following the issuance date and will expire three (3) years following the issuance date.

Bancroft Capital served as placement agent for the transaction. The offering is expected to close on August 2, 2023, subject to customary closing conditions.

The Company intends to use the net proceeds from the offering for working capital and general corporate purposes.

The shares described above are being offered by Vision Marine pursuant to a registration statement (File No. 333-267893) previously filed with and subsequently declared effective by the Securities and Exchange Commission (the “SEC”). A prospectus supplement relating to the offering will be filed with the SEC and will be available on the SEC’s website at http://www.sec.gov.

The warrants described above were offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the "Act"), and Regulation D promulgated thereunder and, along with the common shares underlying the warrants, have not been registered under the Act, or applicable state securities laws. Accordingly, the warrants and underlying common shares may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Act and such applicable state securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Copies of the final prospectus supplement and accompanying base prospectus relating to this offering may be obtained, when available, from Bancroft Capital, LLC, 501 Office Center Drive, Suite 130, Fort Washington, PA 19034, (484) 546-8000, or by accessing the SEC’s website, www.sec.gov.

About Vision Marine Technologies Inc.

Vision Marine Technologies Inc. (Nasdaq: VMAR), strives to be a guiding force for change and an ongoing driving factor in fighting the problems associated with waterway pollution by disrupting the traditional boating industry with electric power, in turn directly contributing to zero pollution, zero emission and a noiseless environment. Our Flagship E-Motion™ 180E electric marine powertrain is the first fully electric purpose-built outboard powertrain system that combines an advanced battery pack, inverter, and high efficiency motor with proprietary union assembly between the transmission and the electric motor design utilizing extensive control software. Our E-Motion™ and related technologies used in this powertrain system are uniquely designed to improve the efficiency of the outboard powertrain and, as a result, enhance both range and performance. Vision Marine continues to design, innovate, manufacture, and sell handcrafted, environmentally friendly, electric recreational boats to customers. The design and technology applied to our boats results in far greater enhanced performance in general, higher speeds, and longer range. Simply stated, a smoother ride than a traditional internal combustion engine (ICE) motorboat.

Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. For example, when Vision Marine discusses the expected closing of the registered direct offering and the concurrent private placement; anticipated use of proceeds of the registered direct offering and the concurrent private placement; and the Company's ability to obtain the requisite approvals and confirmations noted herein, it is using forward-looking statements. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, actual results may differ materially from these expectations due to changes in global, regional, or local economic, business, competitive, market, regulatory and other factors, many of which are outside of Vision Marine’s control. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in Vision Marine’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (SEC) for the year ended August 31, 2022, as such factors may be updated from time to time in Vision Marine’s periodic filings with the SEC. Any forward-looking statement in this press release speaks only as of the date of this release. Vision Marine undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

https://visionmarinetechnologies.com.

Investor and Company Contact:

Bruce Nurse

Vision Marine Technologies Inc.

(800) 871-4274

bn@v-mti.com

www.visionmarinetechnologies.com